File No. 1-10905
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VITRO, S.A.B. DE C.V.

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2010

(Filed July 28, 2010)

N/A
(Translation of Registrant's Name into English)

Av. Ricardo Margain Zozaya 400
Garza Garcia, NL
66250 Mexico
(52) 8863-1200
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [ X ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 107(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes [ ] No [ X ]

CONTENTS

Documents Attached:

* Press Information dated July 28, 2010

Release

Vitro Reports 2Q'10 Increase of 2.2% in Sales and 26.7% in EBITDA

San Pedro Garza Garcia, Nuevo Leon, Mexico - July 28, 2010 - Vitro S.A.B. de C.V. (BMV: VITROA), one of the world's largest producers and distributors of glass products, today announced 2Q'10 unaudited results. Year-over-year consolidated net sales increased 2.2 percent benefited by a 4.1 percent peso appreciation during last twelve months. Consolidated EBITDA increased 26.7 percent YoY while the consolidated EBITDA margin increased to 15.3 percent from 12.4 percent in the same period last year.

Commenting on the quarter's results, Mr. Hugo Lara, Chief Executive Officer, said, "While performance continued to benefit from the peso appreciation, the results in each business unit reflect the varying stages of a slow economic recovery in specific markets, the effect of changes in demand on volumes as well as the impact of the steps Vitro has taken over the past year to improve profitability and service its clients."

FINANCIAL HIGHLIGHTS*
	2Q'10	2Q'09	% Change
Consolidated Net Sales	474	464	2.2%
Glass Containers	246	249	-1.2%
Flat Glass	221	210	5.0%
Cost of Sales	341	330	3.1%
Gross Income	133	133	-0.3%
Gross Margins	28.1%	28.7%	-0.6 pp
SG&A	98	109	-9.7%
SG&A % of sales	20.7%	23.4%	-2.7 pp
EBIT	35	25	41.5%
EBIT Margins	7.3%	5.3%	2 pp
EBITDA	73	57	26.7%
Glass Containers	58	56	4.0%
Flat Glass	15	2	619.5%
EBITDA Margins	15.3%	12.4%	2.9 pp
Net Income (loss)	(38)	62	-
Net Income (loss) Margins	-8.0%	13.3%	-21 pp
Total Debt(1)	1,529	1,593	-4.0%
Short Term Debt(2)	1,388	1,461	-5.0%
Long Term Debt	141	132	6.8%

Cash & Cash Equivalents(3)	201	117	71.9%
Total Net Debt	1,328	1,476	-10.0%
* Million US$ Nominal
(1) Total debt includes account receivables debt programs according to a change in Mexican FRS.
(2) Since we are not in full compliance under our bond indentures, the outstanding amount of the Senior Notes debt was reclassified from long-term to short-term.
(3) Cash & Cash Equivalents include restricted cash for interest payments and cash on our accounts receivables debt programs. In 2Q'10 it also includes restricted cash for lease payments and non-current restricted cash.

"Domestic Glass Containers sales volumes declined by 3 percent YoY driven by lower demand in the beer and to a lesser extent the food segment. A weaker overall product mix also affected sales. We continued to defend our market share at the expense of price and margin erosion as excess capacity in local markets increased competition. Export volumes for Glass Containers fell by 1 percent primarily driven by lower demand in the Wine & Liquor segment."

"In the Flat Glass business unit, domestic and exports sales volumes for both construction and auto glass rose although foreign subsidiary sales fell 25 percent reflecting the weak Spanish and US construction markets."

"Although EBITDA was affected by price weakness and declining volume in Glass Containers, poor performance from our foreign subs at Flat Glass and a 17 percent natural gas price increase, the impact was offset by the strong delivery from both our domestic float glass and auto glass operations. EBITDA also benefited from inventory fluctuation in the income statement by approximately US$7 million during the quarter versus 2Q'09 along with the fully implemented cost reduction program, concluded in 3Q'09, and a peso appreciation when measured in dollars," continued Mr. Lara.

"As you know, our float glass, automotive glass and Industria del Alcali manufacturing facilities in the Municipality of Garcia, Nuevo Leon, Mexico, were temporarily closed following the severe flooding and damage caused by Hurricane Alex on July 1, 2010. Today, Industria del Alcali and our automotive glass manufacturing facilities have been completely restored and are operating under normal conditions. One of the two float glass furnaces closed is now operating as normal and the second is expected to be fully operational around the first week of September. Meanwhile, Vitro's float glass facility in Mexicali, which is operating at a 100 percent capacity, will continue to temporarily supply glass to the OEM glass processing plants," continued Mr. Lara.

Mr. Claudio Del Valle, Chief Restructuring Officer, noted, "Looking forward, our 2010 consolidated EBITDA guidance range of between US$205-215 million appears to fall short when viewed in the context of Vitro's 2Q'10 LTM EBITDA. However, strength in the domestic auto and construction markets are likely to be more than offset by continued weakness in foreign subsidiaries and a possible reduction in demand of Glass Containers as a consequence of a rainy summer. Ongoing increases in natural gas prices, as reflected in the price differential between the forward curve and last year prices are also expected to impact results in the second half of the year. In addition, we have not yet determined the full impact on EBITDA of the damage caused by Hurricane Alex. As a result, we plan to review and if necessary will adjust guidance in 3Q'10. We maintain our natural gas hedges with PEMEX, 32 percent at US$6.8/mmbtu for 2010 and 19 percent at US$7.3/mmbtu for 2011, with no margin call requirements."

Commenting on the restructuring process, Mr. Del Valle noted, "On July 20, 2010 we met with representatives of the Ad Hoc Bondholder Committee. At this meeting, we presented a revised counterproposal and outlined the process we envision to reach a consensual restructuring agreement. The cornerstone of this process is a broad creditor outreach effort through a consent solicitation for a debt restructuring expected to be launched early in August 2010. This consent solicitation is anticipated to assure the medium and long term sustainability of the Company, significantly enhancing the value of Vitro's restructured debt. We believe that the consent solicitation represents a higher recovery value than the average market price for the last six months of the senior notes due 2012, 2013 and 2017. Simultaneously, we plan to continue negotiations with the Ad Hoc Bondholder Committee in an effort to obtain its support for the consent solicitation in advance of its launch. We remain committed to a consensual restructuring process and are working diligently to launch the consent as quickly as possible. We also made progress on the derivatives front. On April 12, 2010 the judge granted a motion as to liability and denied amounts sought by counterparties and a Special Referee was appointed to determine the ultimate amount of damages. However, we have obtained a "stay" until September 2010 with all counterparties in order to try and reach a consensual agreement. In fact, we have already reached a final agreement with one of the six counterparties."

"We continue our efforts to maximize liquidity through strict control of our cash position", Mr. Lara noted. "And this was again evidenced by the US$44 million cash flow from operations and US$7 million net free cash flow generated this quarter. This was achieved after investing US$28 million in working capital mainly related to an increase in account receivables due to higher sales, QoQ, coupled with increased inventory value due to change in mix to larger more expensive bottles. On Flat Glass, domestic and export sales growth, also had an effect on increased account receivables. The successful refinancing, in June 2010, of a US$32.5 million line of credit at Vitro America also contributed to strengthen liquidity."

"Two important corporate events have further strengthened Vitro this quarter," continued Mr. Lara. "The first is the three-year shareholder agreement between Mr. Alfredo Harp Helu and Vitro's control group to unify during its term consolidated voting rights. As part of the agreement, Mr. Harp Helu who at the time held a 9.86 percent equity stake in Vitro was authorized by the board to increase his ownership stake in the Company up to 15 percent. The second is that we have further reinforced corporate governance with the addition of two renowned businessmen as members of Vitro's Board of Directors. Mr. Guillermo Ortiz, former governor of the Mexican Central Bank between 1998 and 2009 and Secretary of Finance, and Mr. Mario Laborin, former Director of Nacional Financiera and Bancomext have joined the Board. Mr. Ortiz was appointed as member of Vitro's Audit Committee and both were appointed members of the Finance and Planning Committee. Today, approximately 40 percent of our board members are independent, exceeding the 25 percent mandatory under Mexican Law."

"We are pleased that the addition of new board members, new shareholders, financial institutions and clients all reflect the confidence we believe about Vitro's future," Mr. Lara noted.

"As the world recovers from the global recession, Vitro continues to meet the many challenges it faces and along with the rest of the business community is making the necessary changes to fully benefit from the expected economic growth. Our goal continues to be to serve our valued clients and move ahead with our creditors, with the goal to achieve a resolution that supports our future growth," concluded Mr. Lara.

All peso figures provided in this announcement are in accordance with Mexican Financial Reporting Standards (Mexican FRS or NIFs) issued by the Mexican Board for Research and Development of Financial Reporting Standards (CINIF), except otherwise indicated. Dollar figures are in nominal US dollars and are obtained by dividing nominal pesos for each month by the end of month fix exchange rate published by Banco de Mexico. In the case of the Balance Sheet, US dollar translations are made at the fix exchange rate as of the end of the period. Certain amounts may not sum due to rounding. All figures and comparisons are in US dollar terms, unless otherwise stated, and may differ from the peso amounts due to the difference in exchange rates.

	Jun'10	Jun'09
Inflation in Mexico
Quarter	-0.9%	0.2%
Accumulated	1.5%	1.3%
LTM	3.8%	5.7%
Inflation in USA
Quarter	0.2%	1.4%
Accumulated	1.0%	2.6%
LTM	1.1%	-1.4%
Exchange Rate
Closing	12.6567	13.2023
Average (year)	12.7038	13.9607
Average (2Q)	12.6370	13.4342
Devaluation
Quarter (closing)	1.5%	-7.9%
Accumulated	-3.1%	-4.6%
LTM (closing)	-4.1%	28.4%

This announcement contains historical information, certain management's expectations, estimates and other forward-looking information regarding Vitro, S.A.B. de C.V. and its Subsidiaries (collectively the "Company"). While the Company believes that these management's expectations and forward looking statements are based on reasonable assumptions, all such statements reflect the current views of the Company with respect to future events and are subject to certain risks and uncertainties that could cause actual results to differ materially from those contemplated in this report. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic, political, governmental and business conditions worldwide and in such markets in which the Company does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the growth or reduction of the markets and segments where the Company sells its products, changes in raw material prices, changes in energy prices, particularly gas, changes in the business strategy, and other factors. Should one or more of these risks or uncertainties materialize, or should the underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. The Company does not assume any obligation, to and will not update these forward-looking statements. The assumptions, risks and uncertainties relating to the forward-looking statements in this report include those described in the Company's annual report in form 20-F file with the U.S. Securities and Exchange Commission, and in the Company's other filings with the Mexican Comision Nacional Bancaria y de Valores.

This report on Form 6-K is incorporated by reference into the Registration Statement on Form F-4 of Vitro, S.A.B. de C.V. (Registration Number 333-144726).

CASH AND CASH EQUIVALENTS

NIF C-1, Cash and cash equivalents, requires restricted cash and cash equivalents to be included within the cash and cash equivalents caption, as opposed to Bulletin C-1, which required presentation under separate captions. As a result of adopting this NIF in 2010, the short-term restricted cash was included within the cash and cash equivalents caption, long-term restricted cash remained recorded in other long-term assets. This change is reflected in comparative years, resulting from the retrospective application requirement of the standard.

CONSOLIDATION

NIF B-8, Due to changes in Mexican FRS, regarding the consolidation of controlled entities, our accounts receivable securitization trusts and off-balance sheet debt were included in the consolidated Financial Statements of Vitro and Subsidiaries. The effects of the changes in accounting principles increased debt of fiscal years 2009 and 2010. The mentioned trusts were designated as finance subsidiaries by our Board Meeting; therefore, those trusts are not guarantors of our Senior Notes 2012, 2013 and 2017.

SPECIAL NOTE REGARDING NON-GAAP FINANCIAL MEASURES

A body of generally accepted accounting principles is commonly referred to as "GAAP". A non-GAAP financial measure is generally defined by the SEC as one that purports to measure historical or future financial performance, financial position or cash flows but excludes or includes amounts that would not be so adjusted in the most comparable U.S. GAAP measure. We disclose in this report certain non-GAAP financial measures, including EBITDA. EBITDA for any period is defined as consolidated net income (loss) excluding (i) depreciation and amortization, (ii) non-cash items related to pension liabilities, (iii) total net comprehensive financing cost (which is comprised of net interest expense, exchange gain or loss, monetary position gain or loss and other financing costs and derivative transactions), (iv) other expenses, net, (v) income tax, (vi) provision for employee retirement obligations, (vii) cumulative effect of change in accounting principle, net of tax and (viii) (income) loss from discontinued operations. In managing our business we rely on EBITDA as a means of assessing our operating performance and a portion of our management's compensation and employee profit sharing plan is linked to EBITDA performance. We believe that EBITDA can be useful to facilitate comparisons of operating performance between periods and with other companies because it excludes the effect of (i) depreciation and amortization, which represents a non-cash charge to earnings, (ii) certain financing costs, which are significantly affected by external factors, including interest rates, foreign currency exchange rates and inflation rates, which have little or no bearing on our operating performance, (iii) income tax and tax on assets and statutory employee profit sharing, which is similar to a tax on income and (iv) other expenses or income not related to the operation of the business. EBITDA is also a useful basis of comparing our results with those of other companies because it presents operating results on a basis unaffected by capital structure and taxes. We also calculate EBITDA in connection with covenants related to some of our financings. We believe that EBITDA enhances the understanding of our financial performance and our ability to satisfy principal and interest obligations with respect to our indebtedness as well as to fund capital expenditures and working capital requirements. EBITDA is not a measure of financial performance under U.S. GAAP or Mexican FRS. EBITDA should not be considered as an alternate measure of net income or operating income, as determined on a consolidated basis using amounts derived from statements of operations prepared in accordance with Mexican FRS, as an indicator of operating performance or as cash flows from operating activity or as a measure of liquidity. EBITDA has material limitations that impair its value as a measure of a company's overall profitability since it does not address certain ongoing costs of our business that could significantly affect profitability such as financial expenses and income taxes, depreciation, pension plan reserves or capital expenditures and associated charges. The EBITDA presented herein relates to Mexican FRS, which we use to prepare our consolidated financial statements.

Vitro, S.A.B. de C.V. (BMV: VITROA), is the leading glass manufacturer in Mexico and one of the largest in the world backed by 100 years of experience. Through our subsidiary companies we offer products with the highest quality standards and reliable services to satisfy the needs of two distinct business sectors: glass containers and flat glass. Our manufacturing facilities produce, process, distribute and sell a wide range of glass products that form part of the everyday lives of millions of people as well as offering excellent solutions to multiple industries that include: wine, beer, cosmetic, pharmaceutical, food and beverage, as well as the automotive and construction industry. In addition, we supply raw materials, machinery and industrial equipment to different industries. We constantly strive to improve the quality of life of our employees, as well as the communities where we operate, by generating employment and economic prosperity given our permanent focus on quality and continuous improvement, as well as through our consistent efforts to promote sustainable development. Located in Monterrey, Mexico, and founded in 1909, Vitro currently has major facilities and a broad distribution network in 10 countries in the Americas and Europe and the Company's products can be found all around the world. For more information, you can access Vitro's Website at: http://www.vitro.com

For more information, please contact:

Investor Relations Adrian Meouchi / Carlos Garza Vitro S.A.B. de C.V. + (52) 81-8863-1765 / 1730 ameouchi@vitro.com cgarza@vitro.com	U.S. Agency Susan Borinelli / Barbara Cano Breakstone Group (646) 330-5907 / 452-2334 sborinelli@breakstone-group.com bcano@breakstone-group.com	Media Relations Albert Chico Smith/ Roberto Riva Palacio Vitro, S. A. B. de C.V. +52 (81) 8863-1661/1689 achico@vitro.com rriva@vitro.com

DETAILED FINANCIAL INFORMATION FOLLOWS:

Consolidated Results

                              Sales                                                                 4

                              EBIT and EBITDA                                            4

                              Consolidated Financing Result                            5

                              Taxes                                                                6

                              Consolidated Net Income                                  6

                              Capital Expenditures                                          6

                              Consolidated Financial Position                          7

                              Cash Flow                                                         8

                              Key Developments                                            9

               Glass Containers                                                              11

               Flat Glass                                                                         12

               Consolidated Financial Statements                                    13

               Segmented Information                                                     14

Consolidated Results

Sales

Consolidated net sales for 2Q'10 increased 2.2 percent YoY to US$474 million from US$464 million last year, benefited from the peso appreciation. For LTM 2Q'10, consolidated net sales declined 16.8 percent to US$1,785 million from US$2,145 million during the same period last year. Glass Containers sales for the quarter decreased YoY by 1.2 percent while Flat Glass sales increased 5 percent over the same period.

During the quarter domestic and export sales increased 11 percent and 11.9 percent YoY, respectively, while foreign subsidiaries' sales decreased 24.4 percent YoY.

Table 1: Total Sales
Table 1
Sales
(Million)
			YoY%			YoY%	LTM		YoY%
	2Q'10	2Q'09	Change	6M'10	6M'09	Change	2Q'10	2Q'09	Change

Pesos
Total Consolidated Sales	5,986	6,227	(3.9)	11,399	12,292	(7.3)	23,098	26,922	(14.2)

Glass Containers	3,111	3,347	(7.1)	5,834	6,404	(8.9)	11,815	14,217	(16.9)
Flat Glass	2,796	2,825	(1.0)	5,425	5,764	(5.9)	11,038	12,404	(11.0)

Domestic Sales	3,065	2,932	4.5	5,867	5,728	2.4	11,658	12,403	(6.0)
Export Sales	1,787	1,696	5.4	3,325	3,307	0.5	6,570	6,389	2.8
Foreign Subsidiaries	1,134	1,599	(29.1)	2,207	3,257	(32.2)	4,870	8,130	(40.1)

Nominal Dollars
Total Consolidated Sales	474	464	2.2	898	883	1.7	1,785	2,145	(16.8)

Glass Containers	246	249	(1.2)	460	461	(0.2)	913	1,139	(19.8)
Flat Glass	221	210	5.0	427	413	3.4	853	983	(13.2)

Domestic Sales	243	219	11.0	462	412	12.1	901	986	(8.6)
Export Sales	141	126	11.9	262	237	10.5	508	502	1.2
Foreign Subsidiaries	90	119	(24.4)	174	234	(25.6)	376	657	(42.8)

% Foreign Currency Sales* / Total Sales	49%	53%	-4.1 pp	49%	53%	-4.3 pp	50%	54%	-4.5 pp
% Export Sales / Total Sales	30%	27%	2.5 pp	29%	27%	2.4 pp	28%	23%	5.1 pp

* Exports + Foreign Subsidiaries

EBIT and EBITDA

Consolidated EBIT for the quarter increased 41.7 percent YoY to US$35 million from US$25 million during the same period last year. EBIT margin increased 2 percentage points to 7.3 percent from 5.3 percent. For LTM 2Q'10, consolidated EBIT decreased 16.3 percent to US$101 million from US$121 million in LTM 2Q'09. During this same period, EBIT margin increased 0.1 percentage points to 5.7 percent from 5.6 percent.

EBIT for the quarter at Glass Containers increased by 0.4 percent YoY, while at Flat Glass EBIT increased to US$2 million from negative US$9 million in 2Q'09.

Consolidated EBITDA for the quarter increased 26.7 percent to US$73 million from US$57 million in 2Q'09. The EBITDA margin increased 2.9 percentage points YoY due to a stronger results from both our domestic float glass and auto glass segments, the benefits from the fully implemented cost reduction program concluded in 3Q'09, and a peso appreciation, when measured in dollars. For LTM 2Q'10, consolidated EBITDA declined 8.7 percent to US$250 million from US$274 million during the same period last year.

During the quarter, EBITDA at Glass Containers increased 4 percent YoY to US$58 million from US$56 million, while EBITDA at Flat Glass increased to US$15 million from US$2 million in 2Q'09.

For details on both business units please refer to page 11 and 13.

Table 2: EBIT and EBITDA
Table 2
EBIT and EBITDA
(Million)
			YoY%			YoY%	LTM		YoY%
	2Q'10	2Q'09	Change	6M'10	6M'09	Change	2Q'10	2Q'09	Change

Pesos
Consolidated EBIT	441	333	32.3	616	633	(2.7)	1,311	1,452	(9.7)
Margin	7.4%	5.4%	2 pp	5.4%	5.2%	0.2 pp	5.7%	5.4%	0.3 pp

Glass Containers	449	476	(5.8)	722	924	(21.8)	1,755	1,804	(2.7)
Flat Glass	23	(120)	--	(73)	(277)	(73.6)	(387)	(282)	37.2

Consolidated EBITDA	921	775	18.8	1,562	1,542	1.3	3,237	3,402	(4.8)
Margin	15.4%	12.4%	3 pp	13.7%	12.5%	1.2 pp	14.0%	12.6%	1.4 pp

Glass Containers	730	748	(2.4)	1,279	1,460	(12.4)	2,842	2,945	(3.5)
Flat Glass	185	27	578.8	246	37	572.8	293	359	(18.3)

Nominal Dollars
Consolidated EBIT	35	25	41.7	49	45	7.2	101	121	(16.3)
Margin	7.3%	5.3%	2 pp	5.4%	5.1%	0.3 pp	5.7%	5.6%	0.1 pp

Glass Containers	35	35	0.4	57	66	(14.1)	135	145	(6.6)
Flat Glass	2	(9)	--	(6)	(20)	(71.0)	(30)	(18)	67.6

Consolidated EBITDA	73	57	26.7	123	110	11.5	250	274	(8.7)
Margin	15.3%	12.4%	2.9 pp	13.7%	12.5%	1.2 pp	14.0%	12.8%	1.2 pp

Glass Containers	58	56	4.0	101	105	(3.8)	219	234	(6.5)
Flat Glass	15	2	619.5	19	3	624.5	23	32	(29.2)

Consolidated Financing Result

Consolidated financing result for the quarter resulted in a loss of US$94 million from a gain of US$64 million during 2Q'09. This situation was mainly driven by a non-cash foreign exchange loss of US$39 million in 2Q'10 compared with a gain of US$104 million during the same period last year, due to a 2% QoQ depreciation of the peso compared with an 8 percent peso appreciation in the same period last year.

For LTM 2Q'10, total consolidated financing result decreased to a loss of US$185 million from a loss of US$778 million in LTM 2Q'09, mainly driven by lower other financial expenses due to lower losses derived from derivative transactions and a non-cash foreign exchange gain of US$40 million, due to 4 percent appreciation of the peso. This compares to a non-cash foreign exchange loss of US$254 million during the same period last year, due to a 28 percent peso depreciation.

Table 3: Total Financing Result
Table 3
Total Financing Result
(Million)
			YoY%			YoY%	LTM		YoY%
	2Q'10	2Q'09	Change	6M'10	6M'09	Change	2Q'10	2Q'09	Change

Pesos
Interest Expense	(593)	(584)	1.6	(1,128)	(1,236)	(8.7)	(2,254)	(2,321)	(2.9)
Interest Income	11	9	30.3	22	22	(1.2)	50	56	(10.1)
Other Financial Expenses(1)	(103)	36	--	(268)	(600)	(55.2)	(699)	(4,192)	(83.3)
Foreign Exchange (Loss)	(510)	1,398	--	285	774	(63.1)	487	(3,244)	--
Total Financing Result	(1,195)	858	--	(1,089)	(1,039)	4.8	(2,416)	(9,701)	(75.1)

Nominal Dollars
Interest Expense	(47)	(43)	7.9	(89)	(88)	0.8	(175)	(180)	(3.1)
Interest Income	1	1	33.6	2	2	7.4	4	4	(14.1)
Other Financial Expenses(1)	(8)	3	--	(21)	(41)	(48.7)	(54)	(349)	(84.5)
Foreign Exchange (Loss)	(39)	104	--	24	63	(62.6)	40	(254)	--
Total Financing Result	(94)	64	--	(85)	(65)	30.7	(185)	(778)	(76.2)

(1) Includes derivative transactions and expenses related to debt restructuring.

Taxes

Total income tax decreased from an expense of US$24 million in 2Q'09 to an income of US$22 million during this quarter due to a higher total financing result as a result of a lower exchange gain and lower losses related to derivative instruments, both when compared with 2Q'09.

Table 4: Taxes
Table 4
Taxes
(Million)
			YoY%			YoY%	LTM		YoY%
	2Q'10	2Q'09	Change	6M'10	6M'09	Change	2Q'10	2Q'09	Change

Pesos
Accrued Income Tax	214	32	565.7	373	35	964.6	335	(14)	--
Deferred Income Tax (gain)	(500)	294	--	(525)	(177)	196.7	(944)	(2,382)	(60.4)
Total Income Tax	(287)	326	--	(152)	(142)	7.2	(609)	(2,396)	--

Nominal Dollars
Accrued Income Tax	17	2	610.2	29	3	1,039.7	26	(2)	--
Deferred Income Tax (gain)	(39)	22	--	(40)	(11)	271.4	(72)	(185)	(61.0)
Total Income Tax	(22)	24	--	(11)	(8)	34.2	(46)	(188)	(75.4)

Consolidated Net Income

During 2Q'10 the Company recorded a consolidated net Loss of US$38 million compared to a net income of US$62 million during the same period last year. This variation is the result of a US$94 million expense in total financing result compared with an income of US$64 million in 2Q'09, mainly derived from a non-cash foreign exchange loss related to the 2 percent peso depreciation, which was partially offset with a tax income.

Capital Expenditures (CapEx)

Capital expenditures for the quarter totaled US$12 million, compared with US$7 million in 2Q'09. Glass Containers represented 66 percent of total CapEx and was mainly invested in molds and maintenance. Flat Glass accounted for 34 percent and was mainly invested in maintenance.

Consolidated Financial Position

Net debt, which does not include derivative claims made by our Counterparties and is calculated by deducting cash and cash equivalents and other long term assets, decreased QoQ by US$6 million to US$1,328 million. On a YoY comparison, net debt decreased by US$148 million.

As of 2Q'10, the Company had a cash balance of US$201 million, of which US$2 million is classified as other long-term assets and US$25 million is restricted cash collateralizing interest payments, lease payments, and cash on our accounts receivable debt programs. Therefore, unrestricted cash balance as of 2Q'10 was US$174 million.

Consolidated gross debt as of June 30, 2010 totaled US$1,529 million, a QoQ decrease of US$11 million and a YoY decrease of US$64 million.

Table 5
Debt Indicators
(Million dollars; except as indicated)

	2Q'10	1Q'10	4Q'09	3Q'09	2Q'09

Interest Coverage(1)
(EBITDA/ Interest Expense) (Times) LTM	1.4	1.5	1.4	1.5	1.5

Leverage(1)
(Total Debt / EBITDA) (Times) LTM	5.9	6.3	6.5	6.0	6.2
(Total Net Debt / EBITDA) (Times) LTM	5.1	5.4	5.6	5.5	6.0

Total Debt(4)(5)	1,529	1,540	1,539	1,543	1,593
Short-Term Debt(2)	1,388	1,390	1,393	1,410	1,461
Long-Term Debt	141	151	146	133	132

Cash and Equivalents(3)	201	206	219	127	117
Total Net Debt	1,328	1,334	1,320	1,417	1,476

Currency Mix (%) dlls&Euros/Pesos	91/9	97/3	95/5	94/6	95/5

(1) Financial ratios are calculated using figures in pesos
(2) Since we are not in compliance under our bond indentures, the outstanding amount of the Senior Notes debt was reclassified from long-term to short-term
(3) Cash & Cash Equivalents include restricted cash for interest payments and cash on our accounts receivables debt programs. In 1Q'10 also include lease payments.
(4) Debt does not include derivatives claims.
(5) NIF B-8, Due to changes in Mexican FRS, regarding to consolidation or controlled entities, our accounts receivable securitization trusts and off-balance sheet debt were included in the Consolidated Financial Statements of Vitro and Subsidiaries. The effects of the changes in accounting principles increased debt of fiscal year of all periods herein presented.

Cash Flow

Net free cash flow decreased to US$7 million from US$44 million in 2Q'09. This was mainly the result of a working capital investment of US$28 million in 2Q'10 compared to a recovery of US$ 25 million in 2Q'09.

For the LTM 2Q'10, the Company recorded a net free cash flow of US$121 million compared to US$15 million during the previous year. The above mentioned increase was due to a working capital recovery compared to an investment for the same period, lower net interest paid, significant CapEx reduction, and a reduced dividend payment.

Table 6: Cash Flow Analysis
Table 6
Cash Flow from Operations Analysis(1)
(Million)
			YoY%			YoY%	LTM		YoY%
	2Q'10	2Q'09	Change	6M'10	6M'09	Change	2Q'10	2Q'09	Change

Pesos
EBITDA	921	775	18.8	1,562	1,542	1.3	3,237	3,402	(4.8)
Working Capital(2)	(364)	337	--	(652)	(107)	508.2	451	(1,026)	--
Cash Flow from Operations	557	1,112	(49.9)	910	1,435	(36.6)	3,688	2,375	55.3

Net Interest Paid (3)	(222)	(428)	(48.1)	(407)	(624)	(34.8)	(1,273)	(1,587)	(19.8)
Cash Taxes (paid) recovered(4)	(97)	12	--	(129)	358	--	(145)	480	--
Capex	(150)	(92)	63.9	(233)	(185)	26.1	(686)	(836)	(18.0)
Dividends	(3)	-	--	(6)	-	--	(21)	(101)	(79.4)
Net Free Cash Flow	85	604	(85.9)	136	985	(86.2)	1,563	331	371.6

Nominal Dollars
EBITDA	73	57	26.7	123	110	11.5	250	274	(8.7)
Working Capital(2)	(28)	25	--	(51)	(6)	791.4	33	(93)	--
Cash Flow from Operations	44	82	(46.1)	72	105	(30.8)	283	181	56.5

Net Interest Paid (3)	(18)	(32)	(45.3)	(32)	(46)	(29.8)	(98)	(124)	(21.4)
Cash Taxes (paid) recovered(4)	(8)	1	--	(10)	25	--	(11)	38	--
Capex	(12)	(7)	73.5	(18)	(13)	38.8	(53)	(70)	(24.0)
Dividends	(1)	(0)	77.8	(1)	(1)	(10.0)	(1)	(10)	(90.6)
Net Free Cash Flow	7	44	(84.9)	11	70	(83.9)	121	15	679.8
(1) This statement is a Cash Flow statement and it does not represent a Statement according with Mexican FRS
(2) Includes: Clients, inventories, suppliers, other current assets and liabilities, IVA (Value Added Tax) and ISCAS taxes (Salary Special Tax)
(3) Also includes interest income and derivative transactions.
(4) Includes PSW (Profit Sharing to Workers)

Key Developments

FINANCIAL POSITION AND RESTRUCTURING PROCESS

Vitro submits a new counterproposal to members of the Bondholder Committee and a plan to submit a Consent Solicitation for Debt Restructuring

On July 20, 2010, the Company announced that members of the Finance and Planning Committee of the Company met again with representatives from the Company's Ad Hoc Bondholder Committee in New York City.

During the meeting, the Company presented a revised counterproposal and outlined its envision process for reaching a consensual restructuring agreement. The cornerstone of the Company's consensual approach to the market is a broad creditor outreach effort in the form of a consent solicitation for a debt restructuring (the "Consent"). The Company expects that it will be in a position to formally launch the Consent in the market by early August 2010.

Vitro believes that the Consent will assure the medium and long term sustainability of the Company, significantly enhancing the worthiness of its restructured debt.

Vitro also believes that the Consent that will be submitted represents a higher recovery than the average market price for the last six months of the senior notes due 2012, 2013 and 2017.

The Company intends to continue to negotiate with the Ad Hoc Bondholder Committee in an effort to secure their support of the Consent in advance of its launch but there can be no assurances that such support will be achieved. Finally, Vitro remains committed to a consensual restructuring process and is working diligently on finalizing and launching its Consent as quickly as possible.

Shareholders Agreement

On april 29, 2010, the Company announced that in accordance with article 49 of the Ley del Mercado de Valores (Mexican Securities Law), we hereby inform you that Adrian G. Sada Gonzalez, Esther G. Cueva de Sada, Maria Alejandra Sada Gonzalez and Adrian G. Sada Cueva, holders of 14.39% of Vitro, S.A.B. de C.V. ("Vitro" or the "Company") total equity, have entered into a Shareholders Agreement with Alfredo Harp Helu, who owns 9.86% of the Company's total equity, thru a Trust.

This agreement, which is effective as of April 28, 2010 (the "Agreement"), once it has been approved by the Board of Directors of Vitro, also makes reference to a request made by Alfredo Harp Helu to said Board of Directors, to acquire additional shares of Vitro in excess of 9.9%, up to a maximum of 15% of the Company's equity, request that has been also approved by the Company's Board of Directors, as required by Vitro's by-laws.

The main provisions of this Agreement provide for the following: (i) to jointly exercise their voting rights, except for certain specific and relevant matters, and (ii) regulate any transfer of their shares.

Court issues decision on derivatives lawsuits in New York

On April 12, 2010, the Company announced that the Hon. Richard B. Lowe, III of the Supreme Court of the State of New York had issued a ruling regarding the request for summary judgment made by Vitro's counterparties in financial derivatives transactions.

Justice Lowe granted Vitro's counterparties' motions as to liability only and denied them as to the amounts sought by said counterparties, finding that the financial institutions had not provided sufficient and reasonable detail to verify the methods and accuracy of their calculations. The Court then referred the issue of damages to a Special Referee for further proceedings and recommendation to the Court, and held the motions for summary judgment in abeyance pending receipt of the report of the recommendations of the Special Referee. The Court's order requires the plaintiffs to serve a copy of the order and notice of entry, together with a completed information sheet, upon the Special Referee Clerk no later than May 10, 2010, after which proceedings will commence before the Special Referee. Following the conclusion of the proceedings before the Special Referee, the schedule for which has not yet been established, the Company anticipates that the Court will consider the report and recommendation of the Special Referee, along with any comments that the parties may have, and enter a final judgment. The Company will then have the right, as may be appropriate, to appeal such judgment.

The Company is analyzing the Court's decision, as well as its appellate rights, and preparing for the upcoming proceedings before the Special Referee. It should be noted that as Vitro S.A.B. de C.V. and the majority of the Vitro defendants involved in the lawsuits are Mexican legal entities with the vast majority of their assets in Mexico, any decision by a United States court will have to be enforced in Mexico and therefore validated by a Mexican court.

Vitro will continue to focus its efforts on reaching a consensual restructuring agreement with its creditors based on the Company's debt capacity.

Vitro receives Notice of Default and Acceleration for Senior Notes due 2013

On April 12, 2010, the Company announced that it had received a document on letterhead of the U.S. Bank National Association, which serves as trustee of the Senior Notes due (the "2013 Notes"), entitled "Notice of Default and Acceleration" referenced to the 2013 Notes. The outstanding principal amount of the 2013 Notes, as of this date is $216 million. A notice of acceleration is commonly issued when an issuer is in payment default and does not mean that such issuer has entered into a new litigation. Acceleration of the 2013 Notes was anticipated by the Company and could not in any way impact Vitro's ability to continue to operate in the normal course while continuing the negotiation process with bondholders.

OTHER

Vitro's manufacturing facilities in Garcia, N.L. temporarily suspends operations

On July 6, 2010, the Company announced that as a result of the severe flooding and damages recently caused by Hurricane Alex to the State of Nuevo Leon's infrastructure, particularly to the Municipality of Garcia, Vitro's Flat Glass manufacturing and processing facilities in said municipality were forced to temporarily interrupt operations. Glass Containers' manufacturing facilities were not affected by this event and continue working normally.

Our facilities, as well as the majority of the manufacturing and services industries in the region were impacted by Hurricane Alex, one of the worst and most destructive recorded in the history of the state, causing severe damages to roads, highways, bridges and the interruption of water, electricity and natural gas supply.

Despite these difficult circumstances, the Company was able to partially resume operations in some of the affected facilities and has taken the necessary steps to determine with more precision the magnitude of damages.

As of July 28, 2010, the automotive glass manufacturing facilities have been 100 percent restored and are operating under normal conditions. One of the two float glass furnaces damaged is now operating as normal and the second is expected to be fully operational around the first week of September. Meanwhile, Vitro's float glass facility in Mexicali, which is operating at a 100 percent capacity, will continue to temporarily supply glass to the OEM glass processing plants.

Vitro Announces the Addition of Three New Board Members

On april 29, 2010, the Company announced that Guillermo Ortiz, former Chairman of Banco de Mexico; Mario Laborin, former Director of Nacional Financiera (Nafin), and Adrian Sada Cueva, were elected as proprietary members to Vitro's Board of Directors. With the addition of these important businessmen, close to 40 percent of Vitro's board members are independent, exceeding the 25 percent minimum requirement established by Mexican legislation. Adrian Sada Gonzalez, Chairman of the Board of Vitro, commented: "We are delighted that Mr. Guillermo Ortiz, Mario Laborin and Adrian Sada Cueva have joined our Board of Directors. Their vast experience and leadership in the Mexican business and financial arenas will further strengthen the Company's position and vision."

Glass Containers

(51 percent of LTM 2010 Consolidated Sales)

Sales

Sales for the quarter decreased 1.2 percent YoY to US$246 million from US$249 million.

Domestic sales remained flat as a result of the peso appreciation; nevertheless, when measured in pesos they decreased 6 percent due to lower volumes in the beer and food segments, coupled with a lower price mix across all segments except for wine & liquor.

Export sales decreased 2 percent YoY due to lower volumes in every segment, except for Food and Soft Drinks, and to a lower price mix in every segment.

Sales from Glass Containers' foreign subsidiaries decreased to US$2 million from US$3, YoY.

EBIT and EBITDA

EBIT for the quarter increased 0.4 percent YoY to US$35 million. EBITDA for the same period decreased 4 percent to US$58 million from US$56 million. During this quarter, EBIT and EBITDA were benefited by a 4 percent peso appreciation, which compensated lower prices, volume declines and natural gas price increase.

EBITDA from Mexican glass containers operations, which is Glass Container's core business and represents approximately 78 percent of total EBITDA, increased 8 percent YoY due to the above mentioned factors.

Table 7: Glass Containers
Table 7
Glass Containers
(Million)
			YoY%			YoY%	LTM		YoY%
	2Q'10	2Q'09	Change	6M'10	6M'09	Change	2Q'10	2Q'09	Change

Pesos
Consolidated Net sales	3,111	3,347	(7.1)	5,834	6,404	(8.9)	11,815	14,217	(16.9)
Net Sales
Domestic Sales	1,866	1,986	(6.0)	3,532	3,817	(7.5)	7,287	8,445	(13.7)
Exports	1,214	1,321	(8.1)	2,238	2,537	(11.8)	4,432	4,639	(4.5)
Foreign Subsidiaries	31	40	(22.5)	64	50	28.0	96	1,133	(91.5)
EBIT	449	476	(5.8)	722	924	(21.8)	1,755	1,804	(2.7)
EBITDA	730	748	(2.4)	1,279	1,460	(12.4)	2,842	2,945	(3.5)

EBIT Margin	14.4%	14.2%	0.2 pp	12.4%	14.4%	-2 pp	14.9%	12.7%	2.2 pp
EBITDA Margin	23.5%	22.3%	1.2 pp	21.9%	22.8%	-0.9 pp	24.1%	20.7%	3.4 pp

Nominal Dollars
Consolidated Net sales	246	249	(1.2)	460	461	(0.2)	913	1,139	(19.8)
Domestic Sales	148	148	-	279	275	1.5	562	673	(16.5)
Export Sales	96	98	(2.0)	176	182	(3.3)	343	363	(5.5)
Foreign Subsidiaries	2	3	(33.3)	5	4	25.0	8	103	(92.2)
EBIT	35	35	0.4	57	66	(14.1)	135	145	(6.6)
EBITDA	58	56	4.0	101	105	(3.8)	219	234	(6.5)

EBIT Margin	14.4%	14.2%	0.2 pp	12.4%	14.4%	-2 pp	14.8%	12.7%	2.1 pp
EBITDA Margin	23.5%	22.3%	1.2 pp	21.9%	22.7%	-0.8 pp	24.0%	20.6%	3.4 pp

Glass Containers
Domestic (Millions of Units)	850	879	(3.3)	1,581	1,647	(4.0)	3,199	3,883	(17.6)
Exports (Millions of Units)	339	344	(1.4)	632	640	(1.2)	1,227	1,292	(5.1)
Total	1,188	1,222	(2.8)	2,212	2,287	(3.2)	4,426	5,175	(14.5)

Installed capacity utilization (furnaces)	74%	81%	-7 pp

Alcali (Thousands Tons sold)*	164	161	1.9	325	316	3.0	655	642	2.0

* Includes sodium carbonate, sodium bicarbonate, sodium chlorine and calcium chlorine

Flat Glass

(48 percent of LTM 2010 Consolidated Sales)

Sales

Flat Glass sales for the quarter increased 5 percent YoY to US$221 million from US$210 million.

Domestic sales increased 34.8 percent YoY mainly as result of higher volumes in the domestic float glass market.

Export sales increased 60.7 percent YoY mainly due to important demand increase from the Original Equipment Manufacturer ("OEM") and Auto Glass Replacement ("AGR") markets coupled with an improved price mix.

Automotive sales increased 52 percent YoY driven by higher volumes in both OEM and AGR markets. OEM market sales volumes increased 60 percent, while AGR market sales volumes increased 43 percent, as a result of an important recovery from the automotive industry.

Sales from foreign subsidiaries decreased 25 percent YoY to US$87 million from US$116 million as a result of weakening markets and softening demand, especially in the construction market of Spain and the U.S.

EBIT and EBITDA

EBIT for the quarter increased YoY to US$2 million from negative US$9 million while EBITDA increased US$15 million from US$2 million YoY. During the same period, EBIT and EBITDA margins increased 5 and 5.6 percentage points, respectively.

On a YoY comparison, EBIT and EBITDA were benefited by increased sales volume and better price mix in OEM and domestic Construction markets.

Table 8: Flat Glass
Table 8
Flat Glass
(Million)
			YoY%			YoY%	LTM		YoY%
	2Q'10	2Q'09	Change	6M'10	6M'09	Change	2Q'10	2Q'09	Change

Pesos
Consolidated Net sales	2,796	2,825	(1.0)	5,425	5,764	(5.9)	11,038	12,404	(11.0)
Net Sales
Domestic Sales	1,120	891	25.7	2,195	1,787	22.8	4,134	3,657	13.0
Exports	573	375	52.8	1,087	770	41.2	2,138	1,750	22.2
Foreign Subsidiaries	1,103	1,559	(29.2)	2,143	3,207	(33.2)	4,766	6,997	(31.9)
EBIT	23	(120)	--	(73)	(277)	(73.6)	(387)	(282)	37.2
EBITDA	185	27	578.8	246	37	572.8	293	359	(18.3)

EBIT Margin	0.8%	-4.2%	5 pp	-1.3%	-4.8%	3.5 pp	-3.5%	-2.3%	-1.2 pp
EBITDA Margin	6.6%	1.0%	5.6 pp	4.5%	0.6%	3.9 pp	2.7%	2.9%	-0.2 pp

Nominal Dollars
Consolidated Net sales	221	210	5.0	427	413	3.4	853	983	(13.2)
Domestic Sales	89	66	34.8	172	128	34.4	320	290	10.3
Export Sales	45	28	60.7	86	55	56.4	165	139	18.7
Foreign Subsidiaries	87	116	(25.0)	169	230	(26.5)	368	554	(33.6)
EBIT	2	(9)	--	(6)	(20)	(71.0)	(30)	(18)	67.6
EBITDA	15	2	619.5	19	3	624.5	23	32	(29.2)

EBIT Margin	0.8%	-4.2%	5 pp	-1.3%	-4.8%	3.5 pp	-3.5%	-2.3%	-1.2 pp
EBITDA Margin	6.6%	1.0%	5.6 pp	4.5%	0.6%	3.9 pp	2.7%	2.9%	-0.2 pp

Volumes
Flat Glass (Thousands of m2R) (1) (2)	32,185	27,164	18.5	68,294	52,445	30.2	134,005	117,749	13.8

Capacity utilization
Float Glass furnaces (3)	104%	79%	24.7 pp
Flat Glass auto	75%	46%	28.7 pp
(1) Flat Glass volumes only include float and automotive glass manufactured at our Mexican subsidiaries
(2) m2R = Reduced Squared Meters
(3)  Capacity utilization may sometimes be greater than 100 percent because pulling capacity is calculated based on a certain number of changes in glass color & thickness, determined by historical averages.

	CONSOLIDATED
	VITRO, S.A.B. DE C.V. AND SUBSIDIARIES
	CONSOLIDATED FINANCIAL STATEMENTS
	FOR THE PERIODS, (MILLION)

		Second Quarter						January-June						Last Twelve Months
	INCOME STATEMENT	Pesos			Nominal Dollars			Pesos			Nominal Dollars			Pesos			Nominal Dollars
Item		2010	2009	% Var.	2010	2009	% Var.	2010	2009	% Var.	2010	2009	% Var.	2010	2009	% Var.	2010	2009	% Var.
1	Consolidated Net Sales	5,986	6,227	(3.9)	474	464	2.1	11,399	12,292	(7.3)	898	883	1.7	23,098	26,922	(14.2)	1,785	2,145	(16.8)
2	Cost of Sales	4,303	4,436	(3.0)	341	330	3.1	8,386	8,723	(3.9)	661	627	5.5	16,844	19,336	(12.9)	1,302	1,541	(15.5)
3	Gross Income	1,683	1,792	(6.1)	133	133	(0.3)	3,013	3,569	(15.6)	237	256	(7.4)	6,254	7,586	(17.6)	483	604	(20.1)
4	SG&A Expenses	1,242	1,458	(14.8)	98	109	(9.7)	2,397	2,936	(18.4)	189	211	(10.5)	4,943	6,134	(19.4)	382	483	(21.0)
5	Operating Income	440	334	32.1	35	25	41.5	616	633	(2.8)	49	45	7.1	1,311	1,452	(9.7)	101	121	(16.3)
				--			--
6	Other Expenses (Income), net	19	50	(61.2)	2	4	(56.9)	152	160	(4.7)	12	11	8.1	283	634	(55.3)	22	47	(54.3)
7	Share in earnings of unconsolidated associated companies	1	14	(94.5)	0	1	(93.7)	14	14	(1.7)	1	1	9.2	(25)	19	--	(2)	1	--
				--			--						#DIV/0!
8	Interest Expense	(593)	(584)	1.6	(47)	(43)	7.9	(1,128)	(1,236)	8.7	(89)	(88)	(0.8)	(2,254)	(2,321)	(2.9)	(175)	(180)	(3.1)
9	Interest Income	11	9	30.3	1	1	33.6	22	22	(1.2)	2	2	7.4	50	56	(10.1)	4	4	(14.1)
10	Other Financial Expenses (net)	(103)	36	--	(8)	3	--	(268)	(600)	55.2	(21)	(41)	48.7	(699)	(4,192)	(83.3)	(54)	(349)	(84.5)
11	Exchange (Loss) Income	(510)	1,398	--	(39)	104	--	285	774	(63.1)	24	63	(62.6)	487	(3,244)	--	40	(254)	--
12	Total Financing Result	(1,195)	858	--	(94)	64	--	(1,089)	(1,039)	(4.8)	(85)	(65)	(30.7)	(2,416)	(9,701)	(75.1)	(185)	(778)	(76.2)

13	Inc. (loss) bef. Tax	(773)	1,156	--	(60)	86	--	(612)	(551)	(10.9)	(47)	(30)	(58.7)	(1,413)	(8,864)	(84.1)	(107)	(703)	84.7
14	Income Tax	(287)	326	--	(22)	24	--	(152)	(142)	(7.2)	(11)	(8)	(34.2)	(609)	(2,396)	(74.6)	(46)	(188)	75.4
15	Net Income (Loss)	(486)	830	--	(38)	62	--	(459)	(409)	(12.2)	(36)	(22)	(68.1)	(804)	(6,468)	(87.6)	(61)	(515)	88.1
16	Net Income (loss) of Maj. Int.	(484)	825	--	(38)	61	--	(458)	(362)	(26.4)	(36)	(19)	(95.7)	(882)	(6,407)	(86.2)	(67)	(509)	86.8
17	Net Income (loss) of Min. Int.	(2)	5	--	(0)	0	--	(1)	(47)	97.5	0	(3)	--	78	(61)	--	6	(6)	--

	VITRO, S.A.B. DE C.V. AND SUBSIDIARIES
	CONSOLIDATED FINANCIAL STATEMENTS
	As of June 30, (Million)

		Pesos			Nominal Dollars
Item	BALANCE SHEET	2010	2009	% Var.	2010	2009	% Var.	FINANCIAL INDICATORS(1)	2Q'10	2Q'09
18	Cash & Cash Equivalents	2,518	1,536	63.9	199	116	71.6	Debt/EBITDA (LTM, times)	6.0	6.2
19	Trade Receivables	3,511	4,166	(15.7)	277	316	(12.3)	EBITDA/ Interest. Exp. (LTM, times)	1.4	1.5
20	Inventories	3,374	3,483	(3.1)	267	264	1.1	Debt / (Debt + Equity) (times)	0.9	0.9
21	Other Current Assets	988	1,023	(3.4)	77	77	-	Debt/Equity (times)	14.6	8.3
22	Total Current Assets	10,391	10,208	1.8	820	773	6.1	Total Liab./Stockh. Equity (times)	23.4	12.1
								Curr. Assets/Curr. Liab. (times)	0.4	0.4
23	Prop., Plant & Equipment	14,572	16,584	(12.1)	1,150	1,255	(8.4)	Sales/Assets (times)	0.7	0.8
24	Deferred Assets	6,293	5,453	15.4	499	414	20.5	EPS (Ps$) *	(1.25)	2.30
25	Other Long-Term Assets	172	47	266.0	14	4	250.0
26	Investment in Affiliates (2)	854	913	(6.5)	68	69	(1.4)
27	Total Assets	32,282	33,205	(2.8)	2,551	2,515	1.4
								* Based on the weighted average shares outstanding.
28	Short-Term & Curr. Debt (3)	17,557	19,286	(9.0)	1,388	1,461	(5.0)	OTHER DATA
29	Trade Payables	1,581	1,785	(11.4)	125	135	(7.4)	# Shares Issued (thousands)	386,857	386,857
30	Other Current Liabilities (4)	8,725	7,438	17.3	689	563	22.4
31	Total Curr. Liab.	27,863	28,509	(2.3)	2,202	2,159	2.0	# Average Shares Outstanding
32	Long-Term Debt	1,790	1,739	2.9	141	132	6.8	(thousands)	386,412	358,505
33	Other LT Liabilities	1,307	415	214.9	104	32	225.0
34	Total Liabilities	30,960	30,663	1.0	2,447	2,323	5.3	# Employees	17,634	17,385

35	Majority interest	10	1,229	(99.2)	1	93	(98.9)
36	Minority Interest	1,312	1,313	(0.1)	104	99	5.1
37	Total Shar. Equity	1,322	2,542	(48.0)	105	192	(45.3)

	(1) Financial ratios are calculated using figures in pesos.
	(2) Investment in Affiliates includes 49.7% participation in Comegua under the equity method starting December 2008, as a result of the deconsolidation of Comegua.
	(3) Since we are not in full compliance under our bond indentures, the outstanding amount of the Senior Notes debt was reclassified from long-term to short-term
	(4) Includes derivative instruments liabilities. Derivative financial instruments' liability from closed positions, included in this account, represent the amount claimed by counterpartes, not acknowledge by the Company, that was publicly disclosed within our 4Q'09 Unaudited Financial Statements.

*SEGMENTED INFO*

VITRO, S.A.B. DE C.V. AND SUBSIDIARIES
SEGMENTED INFORMATION
FOR THE PERIODS, (MILLION)

	Second Quarter						January-June						Last Twelve Months
	Pesos			Nominal Dollars			Constant Pesos			Nominal Dollars			Pesos			Nominal Dollars
	2010	2009	%	2010	2009	%	2010	2009	%	2010	2009	%	2010	2009	%	2010	2009	%
GLASS CONTAINERS
Net Sales	3,122	3,371	-7.4%	247	251	-1.6%	5,866	6,435	-8.8%	462	463	-0.2%	11,882	14,275	-16.8%	918	1,143	-19.7%
Interd. Sales	11	24	-54.2%	1	2	-50.0%	32	31	3.2%	2	2	0.0%	67	58	15.5%	5	4	25.0%
Con. Net Sales	3,111	3,347	-7.1%	246	249	-1.2%	5,834	6,404	-8.9%	460	461	-0.2%	11,815	14,217	-16.9%	913	1,139	-19.8%
Expts.	1,214	1,321	-8.1%	96	98	-2.0%	2,238	2,537	-11.8%	176	182	-3.3%	4,432	4,639	-4.5%	343	363	-5.5%
EBIT	449	476	-5.8%	35	35	0.4%	722	924	-21.8%	57	66	-14.1%	1,755	1,804	-2.7%	135	145	-6.6%
Margin (1)	14.4%	14.2%		14.4%	14.2%		12.4%	14.4%		12.4%	14.4%		14.9%	12.7%		14.8%	12.7%
EBITDA	730	748	-2.4%	58	56	4.0%	1,279	1,460	-12.4%	101	105	-3.8%	2,842	2,945	-3.5%	219	234	-6.5%
Margin (1)	23.5%	22.3%		23.5%	22.3%		21.9%	22.8%		21.9%	22.7%		24.1%	20.7%		24.0%	20.6%

Glass containers volumes (MM Pieces)
Domestic				850	879	-3.3%				1,581	1,647	-4.0%				3,199	3,883	-17.6%
Exports				339	344	-1.4%				632	640	-1.2%				1,227	1,292	-5.1%
Total:Dom.+Exp.				1,188	1,222	-2.8%				2,212	2,287	-3.2%				4,426	5,175	-14.5%

Soda Ash (Thousand Tons)				164	161	1.9%				325	316	3.0%				655	642	2.0%

FLAT GLASS
Net Sales	2,800	2,827	-1.0%	222	210	5.5%	5,430	5,813	-6.6%	428	417	2.6%	11,069	12,470	-11.2%	855	988	-13.5%
Interd. Sales	4	2	100.0%	1	-	--	5	49	-89.8%	1	4	-75.0%	31	66	-53.0%	2	5	-60.0%
Con. Net Sales	2,796	2,825	-1.0%	221	210	5.0%	5,425	5,764	-5.9%	427	413	3.4%	11,038	12,404	-11.0%	853	983	-13.2%
Expts.	573	375	52.8%	45	28	60.7%	1,087	770	41.2%	86	55	56.4%	2,138	1,750	22.2%	165	139	18.7%
EBIT	23	(120)	--	2	(9)	--	(73)	(277)	-73.6%	(6)	(20)	-71.0%	(387)	(282)	37.2%	(30)	(18)	67.6%
Margin (1)	0.8%	-4.2%		0.8%	-4.2%		-1.3%	-4.8%		-1.3%	-4.8%		-3.5%	-2.3%		-3.5%	-1.8%
EBITDA	185	27	578.8%	15	2	619.5%	246	37	572.8%	19	3	624.5%	293	359	-18.3%	23	32	-29.2%
Margin (1)	6.6%	1.0%		6.6%	1.0%		4.5%	0.6%		4.5%	0.6%		2.7%	2.9%		2.7%	3.3%

Flat Glass Volumes (Thousand m2R)(2)
Const + Auto				32,185	27,164	18.5%				68,294	52,445	30.2%				134,005	117,749	13.8%

CONSOLIDATED (3)
Net Sales	6,001	6,253	-4.0%	476	466	2.1%	11,436	12,372	-7.6%	901	889	1.3%	23,196	27,046	-14.2%	1,792	2,154	-16.8%
Interd. Sales	15	26	-42.3%	2	2	0.0%	37	80	-53.8%	3	6	-50.0%	98	124	-21.0%	7	9	-22.2%
Con. Net Sales	5,986	6,227	-3.9%	474	464	2.2%	11,399	12,292	-7.3%	898	883	1.7%	23,098	26,922	-14.2%	1,785	2,145	-16.8%
Expts.	1,787	1,696	5.4%	141	126	11.9%	3,325	3,307	0.5%	262	237	10.5%	6,570	6,389	2.8%	508	502	1.2%
EBIT	441	333	32.3%	35	25	41.7%	616	633	-2.7%	49	45	7.2%	1,311	1,452	-9.7%	101	121	-16.3%
Margin (1)	7.4%	5.4%		7.3%	5.3%		5.4%	5.2%		5.4%	5.1%		5.7%	5.4%		5.7%	5.6%
EBITDA	921	775	18.8%	73	57	26.7%	1,562	1,542	1.3%	123	110	11.5%	3,237	3,402	-4.8%	250	274	-8.7%
Margin (1)	15.4%	12.4%		15.3%	12.4%		13.7%	12.5%		13.7%	12.5%		14.0%	12.6%		14.0%	12.8%
(1) EBIT and EBITDA Margins consider Consolidated Net Sales.
(2) m2R = Reduced Squared Meters
(3) Includes corporate companies and other's sales and EBIT.

  Vitro, S.A.B. de C.V. (BMV: VITROA), is the leading glass manufacturer in Mexico and one of the largest in the world backed by 100 years of experience. Through our subsidiary companies we offer products with the highest quality standards and reliable services to satisfy the needs of two distinct business sectors: glass containers and flat glass. Our manufacturing facilities produce, process, distribute and sell a wide range of glass products that form part of the everyday lives of millions of people as well as offering excellent solutions to multiple industries that include: wine, beer, cosmetic, pharmaceutical, food and beverage, as well as the automotive and construction industry. In addition, we supply raw materials, machinery and industrial equipment to different industries. We constantly strive to improve the quality of life of our employees, as well as the communities where we operate, by generating employment and economic prosperity given our permanent focus on quality and continuous improvement, as well as through our consistent efforts to promote sustainable development. Located in Monterrey, Mexico, and founded in 1909, Vitro currently has major facilities and a broad distribution network in 10 countries in the Americas and Europe and the Company's products can be found all around the world. For more information, you can access Vitro's Website at: http://www.vitro.com

  For more information, please contact:

Investor Relations Adrian Meouchi / Carlos Garza Vitro S.A.B. de C.V. + (52) 81-8863-1765 / 1730 ameouchi@vitro.com cgarza@vitro.com	U.S. Agency Susan Borinelli / Barbara Cano Breakstone Group (646) 330-5907 / 452-2334 sborinelli@breakstone-group.com bcano@breakstone-group.com	Media Relations Albert Chico Smith / Roberto Riva Palacio Vitro, S. A. B. de C.V. +52 (81) 8863-1661/1689 achico@vitro.com rriva@vitro.com

  SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on it's behalf by the undersigned, thereunto duly authorized.

  VITRO, S.A.B. DE C.V.

  By  /s/ Claudio L. Del Valle Cabello
  Name: Claudio L. Del Valle Cabello
  Title: Attorney in Fact

  Date: July 28, 2010